Exhibit 99.1

ITW NEWS RELEASE

ITW Reports a 3 Percent Increase in Diluted Income Per Share from Continuing Operations in the 2003 First Quarter; Revenues Grow 5 Percent

GLENVIEW, ILLINOIS—(April 16, 2003)—Illinois Tool Works Inc. (NYSE:ITW) today reported that 2003 first quarter diluted income per share from continuing operations increased 3 percent compared with the 2002 first quarter. During the most recent quarter, operating revenues grew 5 percent while operating income increased 4 percent. Income from continuing operations in the 2003 first quarter totaled $199.5 million, or 65 cents per diluted share, versus $194.4 million, or 63 cents per diluted share, in the year earlier period.

The growth in the first quarter income from continuing operations took place amidst an environment where worldwide end market conditions remained mixed. While the Company's short lead-time engineered products have outperformed the longer lead-time systems businesses, international end markets continued to be better than their North American counterparts. For the 2003 first quarter, operating revenues were $2.314 billion compared with $2.205 billion for the year earlier period. Operating income improved to $321.0 million in the most recent quarter versus $309.9 million in the prior year period. The Company's overall operating margins of 13.9 percent were basically flat in the 2003 first quarter.

Net income for the most recent quarter was $195.4 million, or 63 cents per share, on a fully diluted basis. This is significantly higher than the year earlier period when the Company changed its accounting method for evaluating goodwill for impairment based on the fair value method required by Statement of Financial Accounting Standards 142. As a result of the cumulative effect of this required accounting change, the Company recorded a net loss of $23.4 million for the 2002 first quarter.

The Company continued to generate considerable free operating cash flow in the most recent quarter due to strong profitability. For the 2003 first quarter, free operating cash flow was $176.7 million compared with $230.7 million in the year earlier period. The decrease in cash flow was due to an increase in working capital resulting from translation.

"We view our first quarter financial results as solid performance in a time where North American end markets were mixed and our margins were negatively impacted by pension and restricted share expenses," said W. James Farrell, ITW's chairman and chief executive officer. "Our base business performance of minus two percent in the first quarter is a direct reflection of persistent slowing in a number of North American end markets. Fortunately, the results of our international businesses helped mitigate some of the weaker activity in North America."

First quarter 2003 segment highlights include:

North American Engineered Products revenues increased 2 percent in the first quarter mainly due to contributions from acquisitions and base revenue growth from businesses serving automotive customers. Operating income decreased 11 percent largely as a result of slower base business income growth in the construction, automotive and industrial products businesses as well as higher pension and restructuring expenses. As a result, operating margins declined 210 basis points to 14.8 percent.

International Engineered Products first quarter revenues were up 22 percent principally as a result of the positive impact of currency translation and base business growth from businesses serving customers in the construction, automotive and general industrial sectors. Operating income grew 50 percent due to contributions from the already mentioned businesses and the benefits of currency translation. First quarter operating margins of 10.4 percent were 190 basis points higher than the year ago period.

North American Specialty Systems revenues declined 5 percent in the quarter largely due to base revenue decreases in the food equipment, welding, and marking and decorating businesses. Even with base revenue declines, operating income was flat due to higher restructuring expense in the year earlier period. As a result, operating margins improved 80 basis points to 14.2 percent in the first quarter.

International Specialty Systems revenues increased 16 percent mainly due to the positive impact of currency translation. Operating income grew 34 percent largely as a result of the benefits of currency translation and strong base business growth in the food equipment and packaging areas. Accordingly, operating margins improved 120 basis points to 9.1 percent in the first quarter.

Leasing and Investments first quarter operating income of $17.4 million represented a 4 percent increase compared with the prior year period.

Looking ahead, the Company continues to be uncertain about economic conditions for the remainder of 2003 and its impact on worldwide end markets and profitability. For full-year 2003, the Company is maintaining its wide range of earnings, with income per diluted share from continuing operations forecasted to be in the range of $3.02 to $3.42. For the 2003 second quarter, the Company is forecasting income per diluted share from continuing operations to be in the range of 83 cents to 93 cents.

This First Quarter 2003 Earnings Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding end market conditions and base business expectations for full year 2003 and the Company's related earnings forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-K.

ITW is a $9.5 billion diversified manufacturer of highly engineered components and industrial systems and consumables. The Company consists of approximately 600 decentralized operations in 44 countries and employs some 48,700 people.

CONTACT: John Brooklier, 847-657-4104

ILLINOIS TOOL WORKS INC.

(In thousands except per share data)

	THREE MONTHS ENDED	
	MARCH 31,	
STATEMENT OF INCOME	**2003**	**2002**
Operating Revenues	$ 2,313,790	$ 2,204,654
Cost of revenues	1,513,792	1,475,119
Selling, administrative, and R&D expenses	469,688	414,764
Amortization and impairment of goodwill & other intangibles	9,310	4,872
Operating Income	321,000	309,899
Interest expense	(17,432)	(17,503)
Other income	3,316	2,076
Income From Continuing Operations Before Income Taxes	306,884	294,472
Income taxes	107,400	100,100
Income From Continuing Operations	199,484	194,372
Income (Loss) From Discontinued Operations	(4,107)	4,075
Cumulative Effect of Change in Accounting Principle	-	(221,890)
Net Income(Loss)	$ 195,377	$ (23,443)
.		
Income Per Share from Continuing Operations:		
Basic	$ 0.65	$ 0.64
Diluted	$ 0.65	$ 0.63
Income (Loss) Per Share from Discontinued Operations:		
Basic	$ (0.01)	$ 0.01
Diluted	$ (0.01)	$ 0.01
Cumulative Effect Per Share of Change in Accounting Principle:		
Basic	$ -	$ (0.73)
Diluted	$ -	$ (0.72)
Net Income (Loss) Per Share:		
Basic	$ 0.64	$ (0.08)
Diluted	$ 0.63	$ (0.08)
Shares outstanding during the period :		
Average	306,622	305,532
Average assuming dilution	307,772	307,985

ESTIMATED FREE OPERATING CASH FLOW

	THREE MONTHS ENDED MARCH 31,	
	2003	**2002**
Net cash provided by operating activities	$ 217,174	$ 282,894
Plus: Proceeds from investments	15,665	11,827
Less: Additions to PP&E	(56,173)	(64,051)
Free operating cash flow	$ 176,666	$ 230,670

ILLINOIS TOOL WORKS INC.

(In thousands)

	MAR 31,	DEC 31,
STATEMENT OF FINANCIAL POSITION	**2003**	**2002**
ASSETS		
Cash & equivalents	$ 1,125,550	$ 1,057,687
Trade receivables	1,562,330	1,500,031
Inventories	1,008,967	962,746
Deferred income taxes	219,681	217,738
Prepaids and other current assets	134,878	136,563
Total current assets	4,051,406	3,874,765
Net plant & equipment	1,657,462	1,631,249
Investments	1,388,496	1,392,410
Goodwill	2,417,046	2,394,519
Intangible assets	223,467	230,291
Deferred income taxes	558,625	541,625
Other assets	501,901	506,552
Net assets of discontinued operations	48,006	51,690
	$ 10,846,409	$ 10,623,101
LIABILITIES and STOCKHOLDERS' EQUITY		
Short-term debt	$ 100,998	$ 121,604
Accounts payable	425,791	416,958
Accrued expenses	709,926	833,689

Cash dividends payable	70,535	70,514
Income taxes payable	177,571	124,397
Total current liabilities	1,484,821	1,567,162
Long-term debt	1,451,785	1,460,381
Other liabilities	990,721	946,487
Total non-current liabilities	2,442,506	2,406,868
Common stock	3,077	3,068
Additional paid-in capital	754,137	747,778
Income reinvested in the business	6,327,105	6,202,263
Common stock held in treasury	(1,662)	(1,662)
Accumulated other comprehensive income	(163,575)	(302,376)
Total stockholders' equity	6,919,082	6,649,071
	$ 10,846,409	$ 10,623,101